Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 31, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Yolanda Guobadia, Senior Staff Accountant

Re:	Pangaea Logistics Solutions Ltd. Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 20, 2019 Response Dated January 3, 2020 File No. 1-36798

Dear Ms. Guobadia:
This letter sets forth the response of Pangaea Logistics Solutions Ltd. (the “Company”) to the comment letter dated January 17, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) that was filed via EDGAR on March 20, 2019. The Company has today filed via EDGAR this letter, which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Form 10-K. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2018
Item 6. Selected Financial Data
Selected Data from the Consolidated Statements of Operations, page 39
1.
We note your response to comment 2.  In your proposed revised disclosure, you reconcile gross profit to net transportation and service revenue, a non-GAAP measure.  Since you do not present or define gross profit elsewhere in your filing, please tell us and disclose how you calculate gross profit.

The Company acknowledges the Staff´s comment and confirms that, in future filings, it will include the disclosure with respect to the measures of gross profit defined as Net transportation and service revenue less applicable vessel depreciation and amortization.
Attached hereto as Exhibit A for illustrative purposes is an example of how the Company plans to present the financial measure of gross profit.
2.
Please revise to disclose income/(loss) from continuing operations per common share and cash dividends declared per common share within Selected Financial Data.  Refer to Instruction 2 of the Instructions to Item 301 of Regulation S-K.

In response to the Staff's comment, in future filings, the Company will include the disclosure for income/(loss) from continuing operations per common share and cash dividends declared per common share within Selected Financial Data.

Attached hereto as Exhibit A for illustrative purposes is an example of how the Company plans to present the income/(loss) from continuing operations per common share and cash dividends declared per common share.

If you have any questions or comments concerning this letter, please feel free to contact Evan Preponis at (212) 574-1438 or the undersigned at (212) 574-1265.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Edward S. Horton
Edward S. Horton

cc:	Edward Coll Chief Executive Officer Pangaea Logistics Solutions, Ltd.